ETIHAD GUEST EXPANDS PARTNERSHIP WITH POINTS TO OFFER MEMBERS MORE TRAVEL REWARDS

Abu Dhabi, United Arab Emirates – Etihad Guest, the loyalty program of Etihad Airways, and Points, the global leader in powering loyalty commerce, today further expanded their partnership to enable Etihad Guest members to earn miles through Travel Rewards when booking hotels and renting cars.

Launched in January 2018, Travel Rewards has proven popular amongst Etihad Guest members, as a platform to spend miles on thousands of competitively-priced hotels and rental car services globally. In addition, members can earn a minimum of 1,000 miles per night on hotel bookings and at least 250 miles per day for car rentals.

Yasser Al Yousuf, Etihad Guest Managing Director, said: “We are always looking for new ways to add value to our loyalty programme and now with a single integration, our growing partnership with industry leaders like Points, enable us to further enhance our Guest Miles proposition.”

Since March 2017, our members have been topping up their balance using Buy Miles. Now, over five million Etihad Guest members will have the ability to use Travel Rewards to not only redeem miles but earn bonus miles as well.

With the full breadth of the Points Travel service now deployed through one seamless booking interface, the Etihad Guest program now offers a comprehensive travel booking solution.

Rob MacLean, CEO of Points, said: “Our ever-expanding strategic partnership with Etihad Guest continues to focus on enhancing the loyalty program’s user experience, and engagement while driving exponential profitability.”

Visit travelrewards.etihadguest.com to earn and spend Etihad Guest miles.

-ENDS-

About Etihad Guest
Etihad Guest is the frequent flyer programme of Etihad Airways, the national airline of the United Arab Emirates. The programme has over five million members who are able to earn Etihad Guest Miles on flights operated by Etihad Airways and partner airlines, hotels and car rental companies. Guest Miles can also be used to purchase flights, upgrades and thousands of products from the online Etihad Guest Travel Rewards Shop. To join Etihad Guest, visit www.etihadguest.com or for more information on the rewards shop, visit www.rewards.etihadguest.com

About Points
Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

For more information:
Etihad Duty Media Officer
Tel: +971 50 818 9596
Email: dutymediaofficer@etihad.ae

Catherine Lowe
Points Media Relations
Tel: +1649-539-1310 (Canada)
Email: Catherine.lowe@points.com